Exhibit 99.1

MAG Silver Corp.

Unaudited Condensed Interim Consolidated Financial Statements (expressed in thousands of US dollars)

For the three and nine months ended September 30, 2021 and 2020

Dated: November 15, 2021

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 866 630 1399 604 681 0894	phone toll free fax	TSX: MAG NYSE American : MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Financial Position

(In thousands of US dollars, unless otherwise stated - Unaudited)

	Note	September 30, 2021	December 31, 2020

ASSETS

CURRENT
Cash	3	$31,707	$94,008
Accounts receivable	4	2,138	897
Prepaid expenses		925	509
TOTAL CURRENT ASSETS		34,770	95,414
INVESTMENTS	5	3,246	11,951
INVESTMENT IN JUANICIPIO	6	263,891	202,570
EXPLORATION AND EVALUATION ASSETS	7	18,158	12,472
PROPERTY AND EQUIPMENT	8	534	675
TOTAL ASSETS		$320,599	$323,082

LIABILITIES

CURRENT
Trade and other payables		$687	$808
Current portion of lease obligation	8	106	93
TOTAL CURRENT LIABILITIES		793	901
NON-CURRENT
Lease obligation	8	302	383
Deferred income taxes	16	5,735	4,721
Provision for reclamation	7	409	409
TOTAL LIABILITIES		7,239	6,414

EQUITY

Share capital	9	499,048	496,604
Equity reserve		18,328	16,906
Accumulated other comprehensive income		3,587	10,628
Deficit		(207,603)	(207,470)
TOTAL EQUITY		313,360	316,668
TOTAL LIABILITIES AND EQUITY		$320,599	$323,082

COMMITMENTS AND CONTINGENCIES	15

SUBSEQUENT EVENT	17

See accompanying notes to the condensed interim consolidated financial statements

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Loss  and Comprehensive Income (Loss)

(In thousands of US dollars, except for shares and per share amounts - Unaudited)

		For the three months ended		For the nine months ended
		September 30,		September 30,
	Note	2021	2020	2021	2020
EXPENSES
Accounting and audit		$52	$53	$225	$170
Amortization	8	39	31	107	91
Filing and transfer agent fees		3	51	270	295
Foreign exchange loss (gain)		34	(72)	(114)	49
General office expenses		458	235	1,508	834
Legal		42	62	157	360
Management compensation and consulting fees		633	577	1,952	1,530
Mining taxes and other property costs		34	12	74	25
Share based payment expense	9b,c,d	896	554	3,574	2,262
Shareholder relations		82	65	209	214
Travel		7	9	12	56
		2,280	1,577	7,974	5,886
INTEREST INCOME		25	133	152	517
INCOME (LOSS) FROM EQUITY INVESTMENT IN JUANICIPIO	6	1,457	126	6,909	(3,372)
LOSS FOR THE PERIOD BEFORE INCOME TAX		$(798)	$(1,318)	$(913)	$(8,741)

DEFERRED INCOME TAX (EXPENSE) BENEFIT	16	(1,482)	1,229	(1,724)	(4,949)
LOSS FOR THE PERIOD		$(2,280)	$(89)	$(2,637)	$(13,690)

OTHER COMPREHENSIVE INCOME (LOSS):
Items that will not be reclassified subsequently to profit or loss:
UNREALIZED (LOSS) GAIN ON EQUITY SECURITIES	5	(1,824)	2,576	(5,248)	10,207
NET OF DEFERRED TAX BENEFIT (EXPENSE)	5,16	246	(129)	711	(1,134)
		(1,578)	2,447	(4,537)	9,073

TOTAL COMPREHENSIVE INCOME (LOSS)		$(3,858)	$2,358	$(7,174)	$(4,617)

BASIC AND DILUTED LOSS PER SHARE		$(0.02)	$(0.00)	$(0.03)	$(0.15)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	2o
BASIC AND DILUTED		95,002,815	93,435,455	94,906,327	89,899,100

See accompanying notes to the condensed interim consolidated financial statements

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Changes in Equity

(In thousands of US dollars, except shares - Unaudited)

							Accumulated
		Common shares					other
		without par value				Equity	comprehensive			Total
	Note	Shares		Amount		Reserve	income (loss)	Deficit		equity
Balance, January 1, 2020			86,545,847		$399,995	$17,777	$(1,015)		$(201,510)	$215,247

Stock options exercised			418,294		4,565	(1,228)	-		-	3,337
Stock options exercised cashless			139,273		1,404	(1,404)	-		-	-
Restricted and performance share units converted			20,382		819	(819)	-		-	-
Deferred share units converted			60,000		557	(557)
Share based payment			-		-	3,137	-		-	3,137
Issued for cash			7,621,085		89,164	-	-		-	89,164
Issued for property option payment	7a		8,241		100	-	-		-	100
Transfer of gain on disposal of equity securities at FVOCI to deficit, net of tax	5		-		-	-	(1,137)		1,137	-

Unrealized gain on equity securities	5		-		-	-	14,493		-	14,493
Deferred tax expense on unrealized securities gain	5		-		-	-	(1,713)		-	(1,713)
Loss for the period			-		-	-	-		(7,097)	(7,097)
Balance, December 31, 2020			94,813,122		$496,604	$16,906	$10,628		$(207,470)	$316,668

Stock options exercised	9a,b		16,386		246	(54)	-		-	192
Stock options exercised cashless	9a,b		25,089		177	(177)	-		-	-
Restricted and performance share units converted	9a,c		35,805		531	(531)	-		-	-
Deferred share units converted	9a,d		133,301		1,390	(1,390)	-		-	-
Share based payment	9b,c,d		-		-	3,574	-		-	3,574
Issued for property option payment	7a		5,223		100	-	-		-	100
Transfer of gain on disposal of equity securities at FVOCI to deficit, net of tax	5		-		-	-	(2,504)		2,504	-

Unrealized loss on equity securities	5		-		-	-	(5,248)		-	(5,248)
Deferred tax benefit on unrealized securities loss	5		-		-	-	711		-	711
Loss for the period			-		-	-	-		(2,637)	(2,637)
Balance, September 30, 2021			95,028,926		$499,048	$18,328	$3,587		$(207,603)	$313,360

Nine months ended September 30, 2020
Balance, January 1, 2020			86,545,847		$399,995	$17,777	$(1,015)		$(201,510)	$215,247

Stock options exercised	9a,b		330,600		3,206	(886)	-		-	2,320
Stock options exercised cashless	9a,b		62,101		628	(628)	-		-	-
Restricted and performance share units converted	9a,c		14,771		563	(563)	-		-	-
Share based payment	9b,c,d		-		-	2,262	-		-	2,262
Issued for cash	9a		7,621,085		89,164	-	-		-	89,164
Issued for property option payment	7a	8,241		100		-	-	-		100
Transfer of loss on disposal of equity securities at FVOCI to deficit			-		-	-	(1,656)		1,656	-

Unrealized gain on equity securities			-		-	-	10,207		-	10,207
Deferred tax expense on unrealized securities gain			-		-	-	(1,134)		-	(1,134)
Loss for the period			-		-	-	-		(13,690)	(13,690)
Balance, September 30, 2020			94,582,645		$493,656	$17,962	$6,402		$(213,544)	$304,476

See accompanying notes to the condensed interim consolidated financial statements

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Cash Flows

(In thousands of US dollars, unless otherwise stated - Unaudited)

		For the three months ended		For the nine months ended
		September 30,		September 30,
	Note	2021	2020	2021	2020
OPERATING ACTIVITIES
Loss for the period		$(2,280)	$(89)	$(2,637)	$(13,690)
Items not involving cash:
Amortization	8	39	31	107	91
Deferred income tax expense (benefit)	16	1,482	(1,229)	1,724	4,949
(Income) loss from equity investment in Juanicipio	6	(1,457)	(126)	(6,909)	3,372
Share based payment expense	9b,c,d	896	554	3,574	2,262
Unrealized foreign exchange loss (gain)		35	(64)	(333)	55

Changes in operating assets and liabilities
Accounts receivable		(24)	11	137	(220)
Prepaid expenses		208	507	(416)	(244)
Trade and other payables		(173)	(187)	(341)	(279)
Net cash used in operating activities		(1,274)	(592)	(5,094)	(3,704)

INVESTING ACTIVITIES
Exploration and evaluation expenditures	7	(1,514)	(1,329)	(5,329)	(2,427)
Investment in Juanicipio	6	(31,884)	(173)	(55,794)	(23,629)
Proceeds from disposition of equity securities	5	108	1,409	3,457	2,151
Purchase of equipment	8	(1)	(11)	(5)	(69)
Net cash used in investing activities		(33,291)	(104)	(57,671)	(23,974)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	9	-	1,715	192	2,320
Issuance of common shares, net of share issue costs	9	-	47,863	-	89,164
Payment of lease obligation (principal)	8	(24)	(9)	(65)	(51)
Net cash (used in) provided by financing activities		(24)	49,569	127	91,433

EFFECTS OF EXCHANGE RATE CHANGES ON CASH		(46)	64	337	(70)

(DECREASE) INCREASE IN CASH		(34,635)	48,937	(62,301)	63,685
CASH, BEGINNING OF PERIOD		66,342	87,108	94,008	72,360
CASH, END OF PERIOD		$31,707	$136,045	$31,707	$136,045

See accompanying notes to the condensed interim consolidated financial statements

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

1.       NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 and is governed by the Business Corporations Act of the Province of British Columbia. Its shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American Exchange in the United States of America.

The Company is an advanced stage development and exploration company that is focused on the acquisition, exploration and development of high-grade, district-scale mineral projects located primarily in the Americas. The Company’s principal asset is a 44% interest in the Juanicipio Project (see Investment in Juanicipio, Note 6) located in Zacatecas, Mexico, which is now in the construction phase heading to production. The Juanicipio Project is currently toll milling its mineralized development material at a nearby facility, while it is constructing its own processing facility which is currently in the pre-commissioning stage. The Company defers all acquisition, exploration and development costs related to the properties which are not yet in commercial production. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Address of registered office of the Company:

2600 – 595 Burrard Street

Vancouver, British Columbia,

Canada V7X 1L3

Head office and principal place of business:

770 – 800 West Pender Street

Vancouver, British Columbia,

Canada V6C 2V6

The COVID-19 pandemic has had a material impact on the global economy, the scale and duration of which remain uncertain. The Juanicipio Project operator, Fresnillo plc (“Fresnillo”), has implemented a range of safety measures and monitoring procedures, consistent with the World Health Organization and Mexican Government COVID-19 directives. However, the impact of this pandemic could include significant COVID-19 specific costs, volatility in the prices for silver and other metals, project development and mining restrictions, delays or temporary closures, travel restraints, other supply chain disruptions and workforce and contractor interruptions, including possible loss of life. Depending on the duration and extent of any further impact of COVID-19, the Company’s financial performance, cash flows and financial position, could be materially impacted and could result in material impairment charges to the Company’s assets.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These unaudited condensed interim consolidated financial statements (“Interim Financial Statements”) are prepared under International Accounting Standards 34 Interim Financial Reporting (“IAS 34”) in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for full annual IFRS financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

The accounting policies applied in the preparation of the Interim Financial Statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2020, except for the new and amended IFRS standard as stated below:

Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”). In August 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases. The amendments became effective January 1, 2021. The Company has assessed the impact of the amendments and determined they do not currently have a significant effect on the Company’s consolidated financial statements.

These Interim Financial Statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on November 12, 2021.

(a)       Basis of consolidation

These Interim Financial Statements include the accounts of the Company and its controlled subsidiaries. Control exists when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries and controlled entities are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiary as at September 30, 2021 is Minera Los Lagartos, S.A. de C.V. All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

These consolidated financial statements also include the Company’s 44% interest in Minera Juanicipio S.A. de C.V. (Note 6, “Investment in Juanicipio”), an associate (Note 2(b)) accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associate prior to consolidation, to conform with the significant accounting policies used in their preparation to those used by the Company.

(b)       Investments in Associate

The Company conducts a high percentage of its business through an equity interest in associate. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement, and includes the Company’s 44% interest in Minera Juanicipio S.A. de C.V., a Mexican incorporated company (Note 6, “Investment in Juanicipio”). The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

The Company accounts for its investment in associate using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to reflect additional contributions or withdrawals and to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associate are recognized in profit or loss during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

Impairment

At the end of each reporting period, the Company assesses whether there is objective evidence that an investment in associate is impaired. The Company has performed an assessment for impairment indicators of its investment in associate as of September 30, 2021 and noted no impairment indicators. This assessment is generally made with reference to the timing of completing construction of the development project, future production, future silver, gold, lead and zinc prices, future capital requirements, future operating costs, exploration results achieved, and an assessment of the likely operating and estimated cash flow results to be achieved. When there is objective evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

(c)       Significant Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include: estimates of the recoverable amount and any impairment of exploration and evaluation assets, investment in associates and mine development costs; recovery of receivable balances including value added taxes; estimates of fair value of financial instruments where a quoted market price or secondary market for the instrument does not exist; estimates of mineral stockpile inventory valuations; recording revenue based on estimated metal quantities based on assay data and on a provisional price which will be trued up for price and quantity in a later period; provisions including closure and reclamation; share based payment expense; and income tax provisions. Actual results may differ from those estimated. Further details of the nature of these estimates may be found in the relevant notes to the consolidated statements.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

(d)       Critical Judgements

The Company makes certain critical judgments in the process of applying the Company’s accounting policies. The following are those judgments that have the most significant effect on the consolidated financial statements:

Equity investments

In the normal course of operations, the Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:

•	The purpose and design of the investee entity.
•	The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.
•	The size of the company’s equity ownership and voting rights, including potential voting rights.
•	The size and dispersion of other voting interests, including the existence of voting blocks.
•	Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.
•	Other relevant and pertinent factors.

If the Company determines that it controls an investee entity, it consolidates the investee entity’s financial statements as further described in note 2(a). If the Company determines that it has joint control (a joint venture) or significant influence (an associate) over an investee entity, then it uses the equity method of accounting to account for its investment in that investee entity as further described in note 2(b).  If, after careful consideration, it is determined that the Company neither has control, joint control nor significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest as fair value through other comprehensive income investment as further described in note 2(e).

Impairment of Non-Current Assets

Non-current assets are tested for impairment at the end of each reporting period if, in management’s judgement, there is an indicator of impairment. Management applies significant judgment in assessing whether indicators of impairment exist that would necessitate impairment testing. Internal and external factors, such as (i) changes in quantity of the recoverable resources; (ii) changes in metal prices, capital and operating costs and interest rates; and (ii) market capitalization of the Company compared to its net assets, are evaluated by management in determining whether there are any indicators of impairment. If there are indicators, management performs an impairment test on the major assets in this category.

The Company reviews and assesses the carrying amount of exploration and evaluation assets, and its investment in associate for impairment when facts or circumstances suggest that the carrying amount is not recoverable. Assessing the recoverability of these amounts requires considerable professional technical judgment, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration (see Notes 2(b) and 2(g)).

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

Commercial Production

The determination of the date on which a mine enters the commercial production stage is a significant judgement as capitalization of certain costs ceases and the recording of expenses commences upon entering commercial production. In determining commercial production and when the mine is available for use in the manner intended by management, the following factors are considered:

i)	Operational commissioning of major mine and plant components is complete;
ii)	Operating results are being achieved consistently for a period of time;
iii)	There are indicators that these operating results will be continued; and
iv)	Other factors are present, including one or more of the following: a significant portion of plant/mill capacity has been achieved; a significant portion of available funding is directed towards operating activities; a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

(e)       Financial instruments

Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or amortized cost. The Company determines the classification of financial assets at initial recognition.

(i)	Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Equity instruments that are held for trading and all equity derivative instruments are classified as FVTPL. Equity derivative instruments such as warrants listed on a recognized exchange are valued at the latest available closing price. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in profit or loss in the period in which they arise.

(ii)	Financial assets at FVTOCI

Equity instruments that are designated at FVTOCI are initially recorded at fair value plus transaction costs with all subsequent changes in fair value recognized in other comprehensive income (loss). For investments in equity instruments that are not held for trading, the Company can make an irrevocable election (on an instrument-by-instrument bases) at initial recognition to classify them as FVTOCI. On the disposal of the investment, the cumulative change in fair value remains in other comprehensive income (loss) and is not recycled to profit or loss.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

(iii)	Financial assets at amortized cost

Financial assets are classified at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the assets’ contractual cash flows are comprised solely of payments of principal and interest. The Company’s accounts receivable are recorded at amortized cost as they meet the required criteria. A provision is recorded based on the expected credit losses for the financial asset and reflects changes in the expected credit losses at each reporting period (see impairment below).

Financial liabilities

Financial liabilities are initially recorded at fair value and subsequently measured at amortized cost, unless they are required to be measured at FVTPL (such as derivatives) or the Company has elected to measure at FVTPL. The Company’s financial liabilities include trade and other payables and lease obligations which are classified at amortized cost.

The Company classifies financial instruments as follows:

Financial instrument	Classification
Cash and cash equivalents	FVTPL
Equity securities	FVTOCI
Equity derivative securities (warrants)	FVTPL
Accounts receivable	Amortized cost
Trade and other payables	Amortized cost
Lease obligations	Amortized cost
Loan to Minera Juanicipio S.A. de C.V.	Amortized cost

Impairment

IFRS 9 requires an ‘expected credit loss’ model to be applied which requires a loss allowance to be recognized based on expected credit losses. This applies to financial assets measured at amortized cost. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

(f)       Inventories

Concentrate, work in process and stockpile mineral inventories are measured at the lower of cost and net realisable value. Cost is determined using the weighted average cost method and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

The cost of inventories includes:

•	operating costs, which include employee costs, material costs and contractor expenses which are directly attributable to the extraction and processing of mineralized material;
•	amortization of property, plant and equipment used in the extraction and processing of mineralized material; and
•	related production overheads after reaching commercial production.

The assumptions used in the valuation of inventories include estimates of the amount of recoverable metal in the stockpile and an assumption of the metal prices expected to be realized when the metal is recovered. If these estimates or assumptions prove to be inaccurate, a write-down of the recorded value of concentrate, work-in process, and stockpile inventories may be required.

Net realisable value is the estimated selling price in the ordinary course of business less any further costs expected to be incurred to completion and disposal.

(g)       Exploration and evaluation assets

With respect to its exploration activities, the Company follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights. Option payments made by the Company are capitalized until the decision to exercise the option is made. If the option agreement is to exercise a purchase option in an underlying mineral property, the costs are capitalized and accounted for as an exploration and evaluation asset. At such time as commercial production commences, the capitalized costs will be depleted on a units-of-production method (“UOP”). If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; all costs incurred to obtain permits and other licenses required to conduct such activities, including legal, community, strategic and consulting fees; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies. Expenditures incurred on a prospective property prior to the Company obtaining the right to explore it, are expensed in the period in which they are incurred.

When an exploration project has entered into the advanced exploration phase and sufficient evidence of the probability of the existence of economically recoverable minerals has been obtained, pre-operative expenditures relating to mine preparation works are capitalized to mine development costs. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors to enable ore extraction from underground.

Impairment

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in profit or loss. The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment. If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

(h)       Property, plant and equipment and mine development costs

Property and equipment are recorded at cost less accumulated amortization and impairment losses. When parts of an item of equipment have different useful lives, they are accounted for as separate equipment items (major components).

The Company early adopted Amendments to International Accounting Standard (“IAS”) 16, Property, Plant & Equipment, Proceeds Before Intended Use in 2020. The amended standard prohibits the Company from deducting any proceeds from selling items produced from the cost of building an item of mineral interest, plant and equipment, while bringing that asset to be capable of operating in the manner intended by management. The Company adopted the accounting policy retrospectively with respect to applicable transactions occurring on or after the earliest period presented herein, being January 1, 2020. With the adoption of the amended standard, pre-commercial production sales of silver, gold, lead and zinc produced and sold, and related costs while bringing a mine into a condition necessary for it to be capable of operating in the manner intended by management, are recognized in profit or loss in accordance with applicable standards to the extent those sales occurred on or after January 1, 2020. The entity measures the cost of those items applying the measurement requirements of “IAS 2 Inventories”.

Amortization is based on the depreciable amount, which is the cost of the asset, less its expected residual value.

Amortization on 100% owned and controlled assets is recognized in profit or loss on a declining balance basis or straight-line basis over the estimated useful lives of each part of an item of property and equipment, based on how this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Amortization for exploration assets is capitalized to mineral properties in the statement of financial position.

The amortization rates for 100% owned and controlled assets are as follows:

Building	4% declining balance
Computer equipment	30% declining balance
Office equipment	30% declining balance
Exploration camp and equipment	30% declining balance
Right-of-use asset	straight-line over the earlier of the end of the lease term or useful life of the asset

Amortization methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

(i)       Lease

At inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for the period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the contract term and if the Company has the right to direct the use of the asset.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. Right-of-use assets are initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payment made at or before the commencement date.

Right-of-use assets are subsequently amortized on a straight-line basis from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments to be made over the lease term, discounted by the interest rate implicit in the lease or if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a modification, a change in the lease term, a change in the fixed lease payments or change in the assessment to purchase the underlying asset.

The Company presents the right-of-use asset in the property and equipment line item on the condensed interim consolidated statements of financial position and the lease liability in the lease obligation line item on the condensed interim consolidated statements of financial position.

(j)       Income taxes

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values. Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

(k)       Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets. The carrying value is amortized over the life of the mining asset on a UOP basis commencing with initial commercialization of the asset. The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances, including as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the expenditures. These changes are recorded directly to the related assets with a corresponding entry to the reclamation provision. The provision recorded by the Company as at September 30, 2021 of $409 relates to current and prior disturbances on the Deer Trail exploration property (see Note 7) (December 31, 2020: $409).

The operating company of the Company’s investment in associate, Minera Juanicipio, S.A. de C.V., recorded a provision for reclamation and remediation costs of $1,537 and capitalized a corresponding asset as at September 30, 2021 (December 31, 2020: $1,450) (see Note 6).

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

(l)       Functional currency and presentation currency

The functional currency of the parent, its subsidiaries, and the investment in Juanicipio is the United States dollar (“US$”).

Each entity within the Company determines its own functional currency, and the items included in the financial statements of each entity are measured using that functional currency. The functional currency determination involves certain judgments in evaluating the primary economic environment, and the Company reconsiders the functional currencies of each entity if there is a change in the underlying transactions, events and conditions which determine the primary economic environment.

The Company’s reporting and presentation currency is the US$.

(m)       Foreign currency transactions

Transactions incurred in currencies other than the Company’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

(n)       Revenue

The Juanicipio Project recognizes revenue for silver, gold, lead and zinc from concentrate production, net of treatment and refining charges, when it satisfies the performance obligation of transferring control of the concentrate to the customer. This generally occurs as material is received at the customer’s plant, as the customer has the ability to direct the use of and obtain substantially all of the remaining benefits from the material and the customer has the risk of loss. The Juanicipio sales are based on estimated metal quantities based on assay data and on a provisional price. The receivable is marked to market through sales each period prior to final settlement. Minera Juanicipio also adjusts estimated metal quantities used in computing provisional sales using new information and assay data from the smelter as it is received (if any). A provisional payment is generally due by the 15th of the month of the month following delivery of the concentrate to the customer. Final payment is due upon final settlement of price and quantity with the customer. The principal risks associated with recognition of sales on a provisional basis include metal price fluctuations and updated quantities between the date the sale is recorded and the date of final settlement.

The Company early adopted Amendments to International Accounting Standard (“IAS”) 16, Property, Plant & Equipment, Proceeds Before Intended Use in 2020. With the adoption of the amended standard, pre-commercial production sales of silver, gold, lead and zinc produced and sold, and related costs while bringing a mine into a condition necessary for it to be capable of operating in the manner intended by management, are recognized in profit or loss in accordance with applicable standards.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

(o)       Loss per common share

Basic loss per share is based on the weighted average number of common shares outstanding during the period.

Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, and upon the assumed conversion of deferred share units and units issued under the Company’s share unit plan, to the extent their inclusion is not anti-dilutive.

For the three and nine months ended September 30, 2021, the Company had 1,758,913 (September 30, 2020: 2,003,431) common share equivalents consisting of: common shares issuable upon the exercise of outstanding and exercisable stock options; restricted and performance share units; and deferred share units. These common share equivalents were not included for the purpose of calculating diluted loss per share as their effect would be anti-dilutive.

(p)       Share based payments

The fair value of equity-settled share-based payment awards are estimated as of the date of the grant and recorded as share-based payment expense in profit or loss over their vesting periods, with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met. Market price performance conditions are included in the fair value estimate on the grant date with no subsequent adjustment to the actual number of awards that vest. Forfeiture rates are estimated on grant date, and adjusted annually for actual forfeitures in the period. Changes to the estimated number of awards that will eventually vest are accounted for prospectively. Share based payment awards with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

The fair value of stock options is estimated using the Black-Scholes-Merton option valuation model. The fair value of restricted and deferred share units, is based on the fair market value of a common share equivalent on the date of grant. The fair value of performance share units awarded with market price conditions is determined using the Monte Carlo pricing model and the fair value of performance share units with non-market performance conditions is based on the fair market value of a common share equivalent on the date of grant.

(q)       Changes in Accounting Standards

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at September 30, 2021. These include:

IAS 12 Income Taxes. In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction, which amended IAS 12 Income Taxes. The amendments will become effective January 1, 2023. The Company is assessing the impact of the amendment and does not expect it to have a significant effect on the Company’s financial statements.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

3.       CASH

The Company’s cash consist of cash on hand and bank deposits.

4.       ACCOUNTS RECEIVABLE

	September 30,	December 31,
	2021	2020
Receivable from Minera Juanicipio (see Note 6 & 14)	$1,945	$658
Value added tax ("IVA" and "GST")	193	122
Other receivables	-	117
	$2,138	$897

5.       INVESTMENTS

The Company holds investments as follows as at and for the nine months ended September 30, 2021 and the year ended December 31, 2020:

	September 30,	December 31,
	2021	2020
Equity securities, beginning of period	$11,951	$1,408
Disposition of equity securities at fair value	(3,457)	(3,950)
Unrealized (loss) gain for the period	(5,248)	14,493
Equity securities, end of period	$3,246	$11,951

During the nine months ended September 30, 2021, the Company disposed of certain equity securities held as investments. The proceeds on disposition were $3,457 (December 31, 2020: $3,950). In addition, the Company recognized a gain on disposal of $2,504 (net of $391 tax) (December 31, 2020: $1,137 net of $177 tax) which was transferred from other comprehensive income (loss) to deficit. During the nine months ended September 30, 2021, the Company recorded an unrealized loss of $5,248 (December 31, 2020: $14,493 unrealized gain) on its investment in equity securities designated as FVTOCI instruments. A deferred tax benefit related to this unrealized loss in the period in the amount of $711 was also recorded (December 31, 2020: $1,713 deferred tax expense) in other comprehensive income (loss).

6.       INVESTMENT IN JUANICIPIO

The Company acquired a 100% interest in the Juanicipio property effective July 16, 2003. Pursuant to an agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting $5,000 of exploration on the property over four years and Peñoles purchasing $1,000 of common shares of the Company in two tranches for $500 each.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement. In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo, a subsidiary of Peñoles, pursuant to a statutory merger. Minera Juanicipio is held 56% by Fresnillo and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 10.3% of the common shares of the Company as at September 30, 2021, as publicly reported. In December 2007, all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio. Minera Juanicipio is governed by a shareholders’ agreement. All costs relating to the Juanicipio Property and Minera Juanicipio (collectively, the “Juanicipio Project”) are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the Minera Juanicipio shareholders’ agreement.

The Company has recorded its investment in Minera Juanicipio (“Investment in Juanicipio”) using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investments to establish and maintain its 44% interest.

The Company’s investment relating to its interest in Minera Juanicipio is detailed as follows for the nine months ended September 30, 2021 and the year ended December 31, 2020:

	September 30,	December 31,
	2021	2020
Juanicipio Project oversight expenditures incurred 100% by MAG	$306	$568
Interest earned on advance to Minera Juanicipio (see Note 14) (1)	(1,378)	(567)
Cash contributions to Minera Juanicipio	55,484	63,712
Total for the period	54,412	63,713
Income from equity investment in Juanicipio (2)	6,909	2,214
Balance, beginning of period	202,570	136,643
Balance, end of period	$263,891	$202,570

(1) A portion of the Investment in Juanicipio is in the form of interest bearing shareholder loans. The interest accrued within Minera Juanicipio was capitalized to ‘Mineral interests, plant and equipment’ and the interest recorded by the Company on the loan totaling $1,378 for the nine months ended September 30, 2021 (December 31, 2020: $567) was credited to the Investment in Juanicipio account as an eliminating related party entry (see Note 14).

(2) Represents the Company’s 44% share of Minera Juanicipio’s net income for the period, as determined by the Company.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

A summary of financial information of Minera Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies) is as follows:

	September 30,	December 31,
	2021	2020

Cash and cash equivalents	$34,180	$51,503
Value added tax and other receivables	37,278	26,055
Accounts receivable - concentrate sales	6,862	5,203
Inventory	1,133	427
Prepaids and other assets	37	-
Total current assets	79,490	83,188
Right-of-use assets	2,268	18
Mineral interests, plant and equipment	555,077	381,780
Total assets	$636,835	$464,986

Payables to Peñoles and other vendors	$19,259	$5,011
Total current liabilities	19,259	5,011
Interest payable to shareholders	4,400	-
Lease liabilities	2,295	13
Provision for reclamation and remediation costs	1,537	1,450
Deferred income tax liability	17,435	8,406
Total liabilities	44,926	14,880
Shareholders equity including shareholder advances	591,909	450,106
Total liabilities and equity	$636,835	$464,986

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Sales	$14,684	$9,525	$36,025	$9,525
Cost of sales	(3,477)	(1,531)	(7,736)	(1,531)
Gross profit	11,207	7,994	28,289	7,994
Administrative expenses	(560)	-	(1,215)	-
	10,647	7,994	27,074	7,994
Exchange (losses) gains and other	(956)	95	(832)	(3,463)
Income tax expense	(6,379)	(7,803)	(10,539)	(12,195)

Income (loss) for the period	$3,312	$286	$15,703	$(7,664)

MAG's 44% equity income (loss)	$1,457	$126	$6,909	$(3,372)

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

The Juanicipio Project has not reached commercial production as of September 30, 2021 as the mine and processing facility are still in development. However, mineralized material from underground development was processed through Fresnillo’s mill and refined and sold during the period. In the nine months ended September 30, 2021, Minera Juanicipio produced and sold 1,455,497 silver ounces, 2,334 gold ounces, 502 tonnes of lead and 719 tonnes of zinc on a 100% basis. Pre-commercial production sales on a 100% basis totaled $36,025 net of related costs of $7,736 resulting in a gross profit of $28,289 during the nine months ended September 30, 2021.

In the nine months ended September 30, 2020, Minera Juanicipio produced and sold 367 thousand silver ounces, 554 gold ounces, 119 tonnes of lead and 145 tonnes of zinc on a 100% basis. Pre-commercial production sales on a 100% basis totaled $9,525 net of related costs of $1,531 resulting in a gross profit of $7,994 during the nine months ended September 30, 2020.

Mineral interests, plant and equipment capitalized directly by Minera Juanicipio for the nine months ended September 30, 2021 amounted to $173,297 (year ended December 31, 2020: $120,757).

7.       EXPLORATION AND EVALUATION ASSETS

(a) In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package. As of September 30, 2021, the Company has incurred $9,650 in exploration expenditures on the property and there are no further exploration funding requirements under the earn-in agreement. To complete the earn-in, the Company must make a final cash or share payment of $150 on the fifth anniversary of the agreement, at which time the vendors will retain a 2% net smelter returns royalty (“NSR”). In May 2021, the Company elected to settle the fourth option payment of $100 in shares, and issued 5,223 shares to the vendors in settlement of the payment.

(b) In 2018, the Company entered into an option agreement with another private group, whereby the Company has the right to earn 100% ownership interest in a company which owns the Deer Trail project in Utah. The Company paid $150 upon signing the agreement and another $150 in October 2020. To earn 100% interest in the property, the Company must make remaining cash payments totaling $1,700 over the next 8 years, and fund a cumulative of $30,000 of eligible exploration expenditures by 2028. As of September 30, 2021, the Company incurred $8,002 eligible exploration expenditures on the property. As at September 30, 2021, the Company also bonded and recorded a $409 reclamation liability for the project (see Note 2(k)). Other than the reclamation liability, the balance of cash payments and exploration commitments are optional at the Company’s discretion. Upon the Company’s 100% earn-in, the vendors will retain a 2% NSR.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

To September 30, 2021, the Company has incurred the following exploration and evaluation expenditures on these earn-in projects:

	Three months ended	Nine months ended	Year ended
	September 30, 2021	September 30, 2021	December 31, 2020
Exploration and evaluation assets:
Acquisition costs
Option and other payments	$-	$150	$250
Reclamation obligation	-	-	149
Total acquisition costs	-	150	399
Geochemical	78	188	78
Camp and site costs	63	234	411
Drilling	285	2,426	198
Geological consulting	495	1,382	2,216
Geophysical	35	142	430
Land taxes and government fees	586	620	787
Legal, community and other consultation costs	147	379	393
Travel	85	165	294
Total for the period	1,774	5,686	5,206
Balance, beginning of period	16,384	12,472	7,266
Balance, end of period	$18,158	$18,158	$12,472

Included in exploration and evaluation assets at September 30, 2021, were liabilities for trade and other payables of $323 (December 31, 2020: $128) and a reclamation obligation accrued in the quarter of nil (December 31, 2020: $149), both non-cash investing activities.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

8.       PROPERTY AND EQUIPMENT

As at September 30, 2021, the Company had the following property and equipment:

Cost	Office and computer equipment	Exploration camp and equipment	Right of use asset (see Leases below)	Total
Balance, January 1, 2020	$483	$341	$550	$1,374
Additions	4	70	-	74
Balance, December 31, 2020	487	411	550	1,448
Additions and remeasurements	2	3	(7)	(2)
Balance, September 30, 2021	$489	$414	$543	$1,446

Accumulated depreciation	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
Balance, January 1, 2020	$449	$52	$92	$593
Amortization	11	59	110	180
Balance, December 31, 2020	460	111	202	773
Amortization	6	32	101	139
Balance, September 30, 2021	$466	$143	$303	$912

Carrying amounts	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
At December 31, 2020	$27	$300	$348	$675
At September 30, 2021	$23	$271	$240	$534

Lease obligation

Minimum lease payments in respect of the lease obligation and the effect of discounting are as follows:

	September 30,	December 31,
	2021	2020
Undiscounted minimum lease payments
Less than one year	$153	$153
Two to three years	311	306
Four to five years	40	160
Thereafter	-	-
	504	619
Effect of discounting	(96)	(143)
Present value of minimum lease payments - total lease obligation	408	476
Less: current portion	(106)	(93)
Long-term lease obligation	$302	$383

For the three and nine months ended September 30, 2021, the Company recognized $14 and $44 respectively, of interest expense on the lease obligation included in ‘General office expenses’ (September 30, 2020: $16 and $49 respectively).

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

9.       SHARE CAPITAL

(a)       Issued and outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

As at September 30, 2021, there were 95,028,926 shares outstanding (December 31, 2020: 94,813,122).

During the nine months ended September 30, 2021, 16,386 stock options (September 30, 2020: 330,600) were exercised for cash proceeds of $192 (September 30, 2020: $2,320). An additional 54,274 stock options (September 30, 2020: 171,800) were exercised under a less dilutive cashless exercise provision of the plan, whereby 25,089 shares (September 30, 2020: 62,101) were issued in settlement of the stock options, and the remaining 29,185 options (September 30, 2020: 109,699) were cancelled.

During the nine months ended September 30, 2021, 31,620 restricted share units and 4,185 performance share units (September 30, 2020: 3,334 and 11,437 respectively) were converted into shares.

During the nine months ended September 30, 2021, 133,301 deferred share units (September 30, 2020: nil) were converted into shares.

During the nine months ended September 30, 2021, 5,223 shares were issued in lieu of a $100 mineral property option payment (Note 7(a)) (September 30, 2020: 8,241 shares were issued in lieu of a $100 mineral property option payment).

(b)       Stock options

The Company may enter into Incentive Stock Option Agreements with officers, employees, and consultants. On June 18, 2020, the Shareholders re-approved the Company’s rolling Stock Option Plan (the “Plan”). The maximum number of common shares that may be issuable under the Plan is set at 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under the combined Plan and Share Unit Plan (Note 9(c)) shall not exceed 5% of the issued and outstanding common shares of the Company on a non-diluted basis. Options granted under the Plan have a maximum term of 5 years. As at September 30, 2021, there were 997,407 stock options outstanding under the Plan.

Stock option grants are recommended for approval to the Board of Directors by the Compensation Committee consisting of three independent members of the Board of Directors. At the time of a stock option grant, the exercise price of each option is set in accordance with the Plan, and cannot be lower than the market value of the common shares at the date of grant.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

The following table summarizes the Company’s option activity for the period:

		Weighted		Weighted
	Nine months ended	average	Year ended	average
	September 30,	exercise price	December 31,	exercise price
	2021	(C$/option)	2020	(C$/option)

Outstanding, beginning of period	1,018,067	$16.07	1,229,341	$12.99
Granted	50,000	23.53	572,503	17.64
Exercised for cash	(16,386)	13.58	(418,294)	10.73
Exercised cashless	(54,274)	14.44	(365,483)	14.29

Outstanding, end of period	997,407	$16.57	1,018,067	$16.07

During the nine months ended September 30, 2021, 50,000 stock options were granted (September 30, 2020: 341,448) with a weighted average grant date fair value of $288 or $5.77 per option (September 30, 2020: $1,088 or $3.19 per option). The stock options have a five-year term to expiry, and vest 1/3 in each of 12, 24, and 36 months from the date of grant.

The Company estimated the fair value of the options using the Black-Scholes option pricing model with the following weighted average assumptions:

	September 30,	December 31,
	2021	2020
Risk-free interest rate	0.14%	0.91%
Expected volatility	57%	46%
Expected dividend yield	nil	nil
Expected life (years)	3	3

The expected volatility assumption was calculated with reference to the Company’s historical share price volatility up to the grant date to reflect a term approximate to the expected life of the options.

During the nine months ended September 30, 2021, 70,660 stock options were exercised (September 30, 2020: 502,400) with a weighted average market share price at the date of exercise of Canadian dollars (“C$”) $26.95 (September 30, 2020: C$20.01).

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

The following table summarizes the Company’s stock options outstanding and exercisable as at September 30, 2021:

Exercise price	Number	Number	Weighted average remaining
($C/option)	outstanding	exercisable	contractual life (years)
12.75	12,500	-	3.10
13.46	254,162	138,360	2.53
13.91	85,263	85,263	1.18
14.98	308,872	81,236	3.41
17.55	55,555	55,555	0.18
21.57	231,055	-	4.19
23.53	50,000	-	4.30
C$12.75 - C$23.53	997,407	360,414	3.04

During the nine months ended September 30, 2021, the Company recorded share based payment expense of $1,147 (September 30, 2020: $704) relating to stock options vested to employees and consultants in the period.

(c)       Restricted and performance share units

On June 18, 2020, the Shareholders re-approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s officers, employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). The maximum number of common shares that may be issuable under the Share Unit Plan is set at 1.5% of the number of issued and outstanding common shares on a non-diluted basis, provided that the number of common shares issued or issuable under the combined Share Unit Plan and Stock Option Plan (Note 9(b)) shall not exceed 5% of the issued and outstanding common shares on a non-diluted basis. RSUs and PSUs granted under the Share Unit Plan have a term of 5 years unless otherwise specified by the Board, and each unit entitles the participant to receive one common share of the Company subject to vesting criteria, and in the case of PSUs, performance criteria.

During the nine months ended September 30, 2021, no PSUs and 10,000 RSUs were granted (September 30, 2020: 83,940 and 39,063 respectively) under the Company’s Share Unit Plan. The RSUs granted have a five-year term to expiry and vest in 12 months from the grant date. The RSUs had a grant date fair value of $18.44 per RSU (September 30, 2020: $11.26) as determined using the fair market value of the common shares on the date of grant. In the nine months ended September 30, 2021, 4,185 PSUs and 31,620 RSUs (September 30, 2020: 11,437 and 3,334 respectively) were converted and settled with an equivalent number of common shares.

As at September 30, 2021, there were 245,091 PSUs and 24,109 RSUs issued and outstanding (December 31, 2020: 249,276 and 45,729 respectively ) under the Share Unit Plan, of which 10,672 PSUs and 10,776 RSUs had vested (December 31, 2020: 14,857 and nil) and are convertible into common shares of the Company. Included in the PSUs at September 30, 2021 (and at December 31, 2020), are 87,664 PSUs with vesting conditions subject to a market share price performance factor measured over a three-year performance period, resulting in a PSU vesting range from 0% or nil PSUs to 200% or 175,328 PSUs and 48,918 PSUs with vesting conditions also subject to a market share price performance factor measured over a three-year period, resulting in a PSU vesting range from 50% (24,459 PSUs) to 150% (73,377 PSUs).

The Company recognized a share-based payment expense of $1,275 (September 30, 2020: $709) relating to RSUs and PSUs vesting in the period.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

(d)        Deferred share units

On June 18, 2020, the Shareholders re-approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, in the form of Deferred Share Units (“DSUs”). Directors may also elect to receive all or a portion of their annual retainer and meeting fees in the form of DSUs. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant. The maximum number of common shares that may be issuable under the DSU Plan is set at 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

During the nine months ended September 30, 2021, 52,314 DSUs were granted under the plan (September 30, 2020: 64,757) and an additional 4,141 DSUs (September 30, 2020: 9,654) were granted to directors who elected to receive all or a portion of their annual retainer and meeting fees in the form of DSUs rather than cash. A DSU share-based payment expense of $1,152 was recognized in the nine months ended September 30, 2021 (September 30, 2020: $849). Under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible participant’s termination date. During the nine months ended September 30, 2021, 133,301 DSUs (September 30, 2020: nil) were converted and settled in common shares. As at September 30, 2021, there are 492,306 DSUs (December 31, 2020: 569,153) issued and outstanding under the DSU Plan, all of which have vested and 112,804 of which are available for settlement to directors no longer with the Company.

As at September 30, 2021, there are 1,758,913 common shares (December 31, 2020: 1,882,225) issuable under the combined share compensation arrangements referred to above (the Plan, the Share Unit Plan and the DSU Plan) representing 1.85% (December 31, 2020: 1.99%) of the issued and outstanding common shares on a non-diluted basis, and there are 3,942,823 (December 31, 2020: 3,806,562) share-based awards available for grant under these combined share compensation arrangements.

10.       Capital risk management

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprising of share capital, equity reserve, accumulated other comprehensive income (loss) and deficit) and lease obligation, net of cash and investments in equity securities as follows:

	September 30,	December 31,
	2021	2020
Equity	$313,360	$316,668
Lease liabilities (Note 8)	408	476
Cash (Note 3)	(31,707)	(94,008)
Investments (Note 5)	(3,246)	(11,951)

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt and/or acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual budgets and any amendments thereto are approved by the Board of Directors. The Company currently does not pay out dividends.

The Company has working capital of $33,977 as at September 30, 2021. The Company may require additional capital in the future to meet its future project and other related expenditures (see Notes 6, 7, and 15). Future liquidity may depend upon the Company’s ability to arrange debt or additional equity financings.

As at September 30, 2021, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements. Subsequent to the quarter end, the Company signed a commitment letter for a fully underwritten $40,000 revolving credit facility (see Note 17).

11.       Financial risk management

The Company’s operations consist of the acquisition, exploration and development of projects primarily in the Americas. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Market risk

The Company conducts the majority of its business through its equity interest in its associate, Minera Juanicipio (see Note 6). Minera Juanicipio is exposed to commodity price risk, specifically to the prices of silver, gold, lead and zinc. Minera Juanicipio will produce and sell concentrates containing these metals which are each subject to market price fluctuations which will affect its profitability and its ability to generate both operating and free cash flow. Minera Juanicipio does not hedge silver and gold prices, and did not enter into any metal hedge positions during the nine months ended September 30, 2021 and does not have any such positions outstanding at September 30, 2021.

(b)       Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

(i)       Trade credit risk

Minera Juanicipio, in which the Company has a 44% interest, is transitioning into commercial production and now has pre-production sales (see Notes 2(h) and (6)). Minera Juanicipio sells and receives payment at market terms, under an offtake agreement upon delivery of its concentrates to Met-Mex Peñoles, S.A. de C.V. (“Met-Mex”), a related party to Fresnillo. Met-Mex has a good history and credit rating, and the Company believes Minera Juanicipio is not exposed to significant trade credit risk.

(ii)       Cash

In order to manage credit and liquidity risk, the Company’s policy is to invest only in highly rated investment grade instruments backed by Canadian commercial banks.

(iii)        Mexican value added tax

As at September 30, 2021, the Company had a receivable of $153 from the Mexican government for value added tax (Note 4). Minera Juanicipio, in which the Company has a 44% interest, had a receivable of $37,069 from the Mexican government for value added tax (Note 6) (MAG’s attributable portion $16,310). Management expects the balances to be fully recoverable within both entities.

The Company’s maximum exposure to credit risk is the carrying value of its cash, accounts receivable and loan receivable from Minera Juanicipio which is classified as an Investment in Juanicipio in the condensed interim consolidated statement of financial position, as follows:

	September 30,	December 31,
	2021	2020
Cash (Note 3)	$31,707	$94,008
Accounts receivable (Note 4)	2,138	897
Loan to Minera Juanicipio (Note 6 and Note 14)	87,428	63,712
	$121,272	$158,617

(c)       Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 6, 7 and 15). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year. Future liquidity may depend upon the Company’s ability to arrange debt or additional equity financings.

(d)       Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican peso and Canadian dollar, relative to the US$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates. The Company is also exposed to inflation/deflation risk in Mexico.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

Exposure to currency risk

As at September 30, 2021, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

(in US$ equivalent)	Mexican peso	Canadian dollar

Cash	$13	$2,115
Accounts receivable	152	40
Prepaids	19	-
Investments	-	3,246
Accounts payable	(51)	(91)
Lease obligations	-	(408)
Net assets exposure	$133	$4,902

Mexican peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax to the extent that the Company holds net monetary assets (liabilities) in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepaids and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary assets at September 30, 2021 is 2.7 million pesos (September 30, 2020: 2.0 million net pesos denominated monetary assets). A 10% appreciation in the peso against the US$ would result in a gain before tax at September 30, 2021 of $13 (September 30, 2020: $9), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss before tax.

Mexican peso relative to the US$ - Investment in Juanicipio

The Company conducts the majority of its business through its equity interest in its associate, Minera Juanicipio (see Note 6). The Company accounts for this investment using the equity method, and recognizes the Company's 44% share of earnings and losses of Minera Juanicipio. Minera Juanicipio also has a US$ functional currency, and is exposed to the same currency risks noted above for the Company.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax and deferred taxes (Notes 6 and 16) in Minera Juanicipio to the extent that it holds net monetary assets (liabilities) in pesos, comprised of peso denominated cash, value added taxes receivable, net of trade and other payables. The carrying amount of Minera Juanicipio’s net peso denominated monetary assets at September 30, 2021 is 449 million pesos (September 30, 2020: 441.6 million pesos). A 10% appreciation in the peso against the US$ would result in a gain before tax at September 30, 2021 of $2,456 (September 30, 2020: $2,185) in Minera Juanicipio, of which the Company would record its 44% share being $1,081 income from equity investment in Juanicipio (September 30, 2020: $961), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss.

In the nine months ended September 30, 2021, the Mexican pesos weakened against the US$ from 19.94 Pesos/US$ on December 31, 2020 to 20.50 on September 30, 2021, resulting in an exchange loss in Minera Juanicipio of $548 (the Company’s 44% share $241).

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$. Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity, holds net monetary assets (liabilities) in C$. The carrying amount of the Company’s net Canadian denominated monetary assets at September 30, 2021 is C$6.2 million (September 30, 2020: C$17.942 million). A 10% appreciation in the C$ against the US$ would result in a gain at September 30, 2021 of $490 (September 30, 2020: $1,345) while a 10% depreciation in the C$ relative to the US$ would result in an equivalent loss.

(e)        Interest rate risk

The Company’s interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

12.       FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, investments, trade and other payables and lease obligation. The carrying values of cash, accounts receivable, trade and other payables and lease obligation reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs which are supported by little or no market activity.

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

	As at September 30, 2021
	Level 1	Level 2	Level 3	Total
Cash	$31,707	$-	$-	$31,707
Investments (Note 5)(1)	3,246	-	-	3,246
	$34,953	$-	$-	$34,953

	As at December 31, 2020
	Level 1	Level 2	Level 3	Total
Cash	$94,008	$-	$-	$94,008
Investments (Note 5)(1)	11,951	-	-	11,951
	$105,959	$-	$-	$105,959

(1) The fair value of equity securities quoted in active markets, is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity securities are classified within Level 1 of the fair value hierarchy. The fair values of equity securities and warrants that are not quoted in active markets are valued based on quoted prices of similar instruments in active markets or using valuation techniques where all inputs are directly or indirectly observable from market data and are classified within Level 2 of the fair value hierarchy.

There were no transfers between levels 1, 2 and 3 during the nine months ended September 30, 2021 or during the year ended December 31, 2020.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

13.       SEGMENTED INFORMATION

The Company operates primarily in one operating segment, being the exploration and development of mineral properties in North America. The Company’s principal asset, its 44% ownership in Minera Juanicipio, is located in Mexico, and the Company also has other exploration properties in North America. The Company’s executive and head office is located in Canada.

14.       RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the discovery and acquisition of the Juanicipio property.

During the period, the Company incurred expenses with Cascabel and IMDEX as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Fees related to Dr. Megaw:
Exploration and marketing services	$71	$88	$216	$252
Travel and expenses	13	-	22	10
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	14	14	41	41
Field exploration services	41	40	127	121
	$139	$142	$406	$424

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at September 30, 2021 is $93 related to these services (December 31, 2020: $78).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

The details of the Company’s significant subsidiaries and controlling ownership interests are as follows:

Name	Country of	Principal	MAG's effective interest
	Incorporation	Project	2021(%)	2020(%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Project, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company through Minera Los Lagartos, S.A. de C.V. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 10.3% of the common shares of the Company as at September 30, 2021, as publicly reported. Minera Juanicipio is governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 6).

As at September 30, 2021, Fresnillo and the Company have advanced $198,700 as shareholder loans (MAG’s 44% share $87,428) to Minera Juanicipio, bearing interest at LIBOR + 2%. The interest accrued within Minera Juanicipio was capitalized to ‘Mineral interests, plant and equipment’ and the cumulative interest recorded by the Company on the loan totaling $1,945 has therefore been applied to the Investment in Juanicipio account reducing its balance as an eliminating related party entry (see Note 6).

During the period, compensation of key management personnel (including directors) was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Salaries and other short term employee benefits	$328	$279	$973	$848
Share based payments (Note 9(b), (c ), and (d))	553	199	2,403	1,400
	$881	$478	$3,376	$2,248

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

15.       COMMITMENTS AND CONTINGENCIES

The following table discloses the contractual obligations of the Company and its subsidiaries as at September 30, 2021 for committed exploration work and committed other obligations.

Total

Committed exploration expenditures	$-

Minera Juanicipio (1)&(2)	-

Consulting contract commitments	50
Total Obligations and Commitments	$50

(1)	Although the Company makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio.

(2)	According to the operator, Fresnillo, contractual commitments including project development and for continuing operations total $47,408 and purchase orders issued for project capital and sustaining capital total $54,371, with respect to the Juanicipio Project on a 100% basis as at September 30, 2021 (December 31, 2020: combined contractual commitments and purchase orders issued totaled $192,173 on a 100% basis).

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

The Company also has discretionary commitments for property option payments and exploration expenditures as outlined above in Note 7 Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

16.       INCOME TAXES

The income taxes recognized in profit or loss is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Deferred income tax (expense) benefit	$(1,482)	$1,229	$(1,724)	$(4,949)
Total income tax (expense) benefit	$(1,482)	$1,229	$(1,724)	$(4,949)

The Company records deferred tax expense and benefits in relation to temporary differences between the book and tax base of its Mexican non-monetary assets, and specifically the tax base of the Company’s investment in Minera Juanicipio (Note 6). The tax base of this investment is determined in a different currency (Mexican peso) than the book value based on the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in deferred tax liability in accordance with IAS 12 Income Taxes. The deferred tax expenses and the corresponding deferred income tax liabilities are non-cash items and will only be realized should the Company dispose of its shares in Minera Juanicipio.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

17.       SUBSEQUENT EVENT

Subsequent to the quarter end, the Company signed a binding commitment letter with the Bank of Montreal (“BMO”) for a fully underwritten $40,000 revolving credit facility (the “Facility”). The Facility will be available for general corporate purposes, further exploration of its properties, and for further investment in Minera Juanicipio. The Facility will have a maturity date of December 31, 2024 and is subject to definitive documentation and conditions to advances thereunder customary for transactions of this nature.